HLSS Correspondence – November 22, 2011

As discussed during our conference call on Monday, November 21st, Home Loan Services Solutions, Limited (“HLSS”) agreed to provide to the staff a written description of its ability to control Ocwen Loan Servicing, LLC (“OLS”) loan modification policies and other servicing practices.

HLSS’s right to direct changes to OLS’s servicing practices generally is contained in two agreements – the Master Subservicing Agreement (the “Subservicing Agreement”) and the Sales Supplement (the “Sales Supplement”) to the Master Servicing Rights Purchase Agreement, each of which has been filed as an exhibit to HLSS’s registration statement on From S-1 (File No. 333-172411) (the “Registration Statement”). Currently Section 2.7 of the Subservicing Agreement and Section 6.4 of the Sales Supplement require that material changes in OLS’s servicing practices require HLSS’s consent and allow HLSS to direct changes in OLS’s loss mitigation practices to ensure those practices comply with applicable law, government directives or directives under the related servicing agreements. These provisions will be revised to provide HLSS the additional right to direct OLS to implement reasonable changes to OLS’s servicing practices generally. HLSS will have this right whether it owns the Rights to MSRs or the MSRs.

In addition, you have asked that HLSS address how the contract with OLS would work if state attorneys-general were to sue OLS for servicing errors. Regardless of which company was named in a suit by the state attorneys general, the responsibility for any potential liability resulting from servicing practices would be borne by HLSS or Ocwen based on the terms of the agreements between the two companies. The terms of these agreements specifically state that liability is borne by the party whose actions or, in certain circumstances, directions to take actions gave rise to the claim. These provisions are the same in the periods before and after the transfer of the title to the MSRs, so there is no difference in how any potential liability would be assigned.

Responses to HLSS Questions – November 22, 2011

1.	If Ocwen is modifying loans by doing principal reductions (or some other strategy), can HLSS unilaterally require Ocwen to modify loans using a different strategy such as interest rate reductions?

Yes, provided that the modifications of loans are within the parameters of modifications permitted by the pooling and servicing agreements governing the related RMBS trusts.

2.	If Ocwen were sued by state attorney generals, how does the arrangement between Ocwen and HLSS handle the allocation of any liability? Please describe how it would work in varying circumstances.

In answering this question, we believe it’s helpful to divide the actions that give rise to the suits into a few categories:

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Suits arising out of pre-sale actions. For any suits related to servicing errors or actions that occurred prior to the sale of the Rights to MSRs or MSRs to HLSS, HLSS is indemnified by Ocwen for any losses it may suffer as a result of those claims, and similarly any losses to Ocwen would be borne by Ocwen. Indemnification of this sort is typical in sales of mortgage servicing assets.

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Suits arising out of post-sale actions. For suits relating to servicing errors or actions that occur after the sale of the Rights to MSRs or MSRs to HLSS, liabilities are allocated between HLSS and Ocwen based on whose actions (or directions to take such actions) gave rise to the suit. This arrangement is typical of subservicing agreements to which Ocwen is currently a party.

More specifically, to the extent that HLSS directs Ocwen to service in a particular manner, and Ocwen acted in accordance with those directions, HLSS would bear the risk of loss associated with suits based on those directed actions by Ocwen. In addition, to the extent that a suit arises from acts associated with servicing advance funding or financing, any liabilities would be borne by HLSS, as it is the “acting” party with respect to those servicing functions.

To the extent that a suit arises from an operational issue such as robo-signing, any liabilities would be borne by Ocwen, as it is the “acting” party with respect to those servicing functions.

Each of these examples would apply whether HLSS owns Rights to MSRs or the MSRs themselves.